Exhibit 99.1

NICE Recognized as a Leading Innovator in Customer Experience by
TMC CUSTOMER Magazine

Hoboken, N.J., January 3, 2017 – NICE (Nasdaq:NICE) today announced that it has won a Customer Experience Innovation Award, presented by TMC's CUSTOMER magazine. NICE was recognized for its Real-Time Authentication solution, placing it among best-in-class companies that are setting the standard in delivering exceptional customer experiences through all channels.

Using advanced voice biometrics, real-time decisioning capabilities and unique knowhow, NICE Real-Time Authentication makes it possible for contact centers to automatically verify a caller's identity within the first few seconds of every call with no customer effort required. This allows agents to focus on providing service quickly and efficiently, improving the customer experience as well as providing immediate guidance for fraud prevention when necessary.

"Congratulations to NICE for receiving a 2016 Customer Experience Innovation Award. NICE Real-Time Authentication has been selected for enhancing the customer experience and improving business relationships," said Rich Tehrani, CEO of TMC. "We're pleased to recognize this achievement."

Miki Migdal, president of the NICE Enterprise Product Group, said, "We are honored that TMC has recognized NICE Real-Time Authentication as one of the most innovative customer experience solutions on the market. This award reinforces our commitment to delivering market-leading technology in order to help organizations reinvent customer service."

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 917 545 1107, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.